# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,291,292; shared voting power 0; sole dispositive power 4,291,292; shared dispositive power 0; aggregate amount beneficially owned 4,291,292 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Comment: This Amendment No. 1 to Schedule 13D (the "Schedule 13D/A") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Schedule 13D"). This Schedule 13D/A amends Items 3, 5 and 7. Except as expressly amended by this Schedule 13D/A, the Schedule 13D remains in effect. Capitalized terms not otherwise defined in this Schedule 13D/A shall have the meaning ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: During the period of April 23, 2025 through July 31, 2025, the Reporting Person acquired the Shares reported in this Schedule 13D/A in open market transactions using its working capital for an aggregate consideration of $61,731,773.97. Unless noted above, no part of the purchase price for such Shares was borrowed by the Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided by the Issuer in its Current Report on Form 10-Q filed by the Issuer on May 7, 2025 the Issuer had 42,959,464 Shares outstanding as of May 7, 2025. Based on the foregoing, the Reporting Person is the record holder of 4,291,292 Shares representing 9.99% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Person has the sole power to vote or direct the vote of 4,291,292 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein and in Exhibit B to this Schedule 13D/A, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers (incorporated by reference as Exhibit A to the Schedule 13D as filed by the Reporting Person with the SEC on July 17, 2025)

Exhibit B: Information with Respect to Transactions Effected in the Last 60 Days.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (07/31/2025)